UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nuveen Enhanced Municipal Credit Opportunities Fund

(Name of Issuer)

Variable Rate Demand Preferred Shares Series 1

Variable Rate Demand Preferred Shares Series 2

(Title of Class of Securities)

67070X887

67070X879

(CUSIP Number)

September 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67070X887 67070X879

1	NAMES OF REPORTING PERSONS J.P. Morgan Securities LLC 13-4110995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,502
	7	SOLE DISPOSITIVE POWER 1,502
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

Item 1.

(a) Name of issuer:

Nuveen Enhanced Municipal Credit Opportunities Fund

(b) Address of issuer’s principal executive offices:

333 West Wacker Drive, Chicago, IL 60606

Item 2.

(a) Name of person filing:

J.P. Morgan Securities LLC

(b) Address or principal business office or, if none, residence:

383 Madison Avenue, New York, New York 10179

(c) Citizenship:

Delaware

(d) Title of class of securities:

Variable Rate Demand Preferred Shares Series 1

Variable Rate Demand Preferred Shares Series 2

(e) CUSIP No.:

67070X887

67070X879

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,502

(b) Percent of class: 12.38%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,502*

(iii) Sole power to dispose or to direct the disposition of: 1,502

(iv) Shared power to dispose or to direct the disposition of: 0

*	On April 11, 2016 JPMorgan Chase Bank, National Association (“JPM”) assigned certain preferred class voting rights on certain Variable Rate Demand Preferred Shares (“VRDP”) of the Issuer to the extent owned by JPM to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated April 11, 2016 among JPM, Lord Securities Corporation, as trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”). Voting and consent rights on the VRDP to the extent owned by JPM not assigned to the Voting Trust have been retained by JPM. The assignment of such voting rights to the Voting Trust includes the assignment of additional voting and consent rights related to Variable Rate Demand Preferred Shares of the Issuer for which an affiliate of JPM is the beneficial owner. J.P. Morgan Securities LLC is an affiliate of JPM for purposes of the Voting Trust. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.P. MORGAN SECURITIES LLC

October 11, 2016
Date

/s/ Sean B. Saroya
Signature
Sean B. Saroya/Executive Director
Name/Title